UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

ELEPHANT TALK COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

286202205
(CUSIP Number)

Yves van Sante
8, Bd. Royal
L-2449, Luxembourg
32 479 489253
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2005
(Date of Event which Requires Filing of this Statement)

Copies to:
Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 286202205

1.	Name of Reporting Person: Yves van Sante I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,767,268

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,767,268

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,767,268

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, no par value (the “Common Stock”), of Elephant Talk Communications, Inc., a California corporation (the “Issuer”), whose principal executive offices are located at Schiphol Boulevard 249, 1118 BH Luchthaven Schiphol, The Netherlands.

Item 2.	Identity and Background

a.	The name of the Reporting Person is Yves van Sante.

b.	The business address of Reporting Person is 8, Bd Royal, L-2449 Luxembourg.

c.	Reporting Person’s principal occupation is as Chief Executive Officer of Quercus Aimer Trust Investments SA (“QAT Investments”). QAT Investment’s address is 8, Bd. Royal, L-2449 Luxembourg.

d.	During the past five years Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Reporting Person is a citizen of Belgium.

Item 3.	Source and Amount of Funds or Other Consideration

On June 30, 2005, Rising Water Capital, A.G. (“RWC”), an investment fund in which QAT Investments SA (“QAT Investments”) holds a 51.3% ownership interest (Reporting Person serves as Chief Executive Officer, on the Management Board and holds a 6.07% ownership interest in QAT Investments through Reporting Person’s 33% ownership interest in Amelia & Associates SA (“Amelia”) which holds am 18.4% ownership interest in QAT Investments), entered into a stock purchase agreement (the “Stock Purchase Agreement”) whereby RWC agreed to invest $7,837,896 in the Issuer in exchange for 195,947,395 shares of Common Stock (the “RWC Shares”).  Because the Issuer did not have an adequate number of authorized, but unissued, shares of Common Stock available at such time, RWC was only issued 100 million shares of the RWC Shares (before proportional adjustments to reflect the 25 for 1 reverse split (the “Reverse Split”) of Issuer’s Common Stock).  The balance of the RWC Shares was issued pursuant to the Settlement Agreement (defined hereinafter).

On December 15, 2005 the Issuer entered into a $3.5 million convertible promissory note (the “$3.5 million Note”) with RWC.  The $3.5 million Note was convertible into 100 million shares of the Issuer’s Common Stock (before proportional adjustments to reflect the Reverse Split).  On May 26, 2006, the Issuer entered into a $3.0 million convertible promissory note (the “$3.0 million Note”) with RWC, convertible into approximately 42.8 million shares of the Issuer’s Common Stock (before proportional adjustments to reflect the Reverse Split).

On October 30, 2006, Issuer entered into a settlement agreement with RWC whereby issuer approved approximately 258.5 million shares (before proportional adjustments for the Reverse Split) of Common Stock for issuance to RWC as compensation for losses and potential losses related to the alleged breach of certain representations and warranties made by the Issuer in the Stock Purchase Agreement (the “October 2006 Agreement”).  At that time, however, Issuer lacked the requisite shares of authorized, but unissued, Common Stock and the shares due RWC pursuant to the October 2006 Agreement were not issued to RWC.

In December 2006, Amelia purchased 349,334 shares of the Company’s common stock (the “Amelia Shares”) at a price of $0.9375 per share.  At the time of the purchase of the Amelia Shares, the Company did not have the requisite number of authorized, but unissued shares of common stock; therefore, Amelia did not receive these until June 11, 2008.

Pursuant to the terms of a Settlement Agreement dated May 13, 2008 (the “Settlement Agreement”) by and between RWC and the Issuer, RWC agreed to convert both the $3.5 million Note and the $3.0 million Note into shares of Issuer’s Common Stock as soon as practicable after the effectiveness of the Reverse Split.  Additionally, the Issuer agreed to distribute to RWC the 10,341,855 shares due pursuant to the October 2006 Agreement (after reflecting the Reverse Split) as well as the balance of the RWC Shares which consisted of 3,837,895 shares of the Issuer’s Common Stock (after reflecting the Reverse Split) as soon as practicable after the effectiveness of the Reverse Split.  The $3.5 million Note, including accrued interest, was converted into 5,017,007 shares of Common Stock (at a conversion price of one share for each $0.875 owed to reflect the Reverse Split).  The $3.0 million Note, including accrued interest, was converted into 3,380,276 shares of Common Stock (at a conversion price of one share for each $1.05 owed to reflect the Reverse Split).   Additionally, upon conversion of the $3.0 million Note, the Issuer agreed to make an incentive payment to RWC, commensurate with any fees paid in connection with a financing, pro rata, based upon the aggregate amount raised in such financing, whether equity or debt, of at least $1.0 million (the “Incentive Payment”).

Following the Reverse Split, on June 11, 2008, the balance of the RWC Shares, the shares of Common Stock due RWC pursuant to the conversions of the $3.5 million Note and the $3.0 million Note (according to the terms of the Settlement Agreement) and the shares of Common Stock owed RWC pursuant to the October 2006 Agreement, were issued to RWC.  In addition, the Amelia Shares were issued to Amelia in their entirety.

On August 14, 2008, Issuer’s Board of Directors (the “Board”) approved for issuance 1,175,744 shares of Common Stock to Steven van der Velden, Issuer’s Chairman of the Board, President and Chief Executive Officer and 549,888 shares of Common Stock to Issuer’s General Manager – Europe, Mark Nije.  On September 26, 2008, 200,000 of the shares of Common Stock to which Mr. van der Velden was entitled and 167,616 shares of the Common Stock to which Mr. Nije was entitled, were issued to QAT Investments.

On February 3, 2009, 23,982 shares of Common Stock were issued to RWC as part of the Incentive Payment.  Additionally, RWC was due approximately $451,915 as part of the Incentive Payment.  On March 18, 2009, RWC was issued warrants to purchase 338,029 shares of Issuer’s Common Stock at $1.05 per share and exercisable as of August 18, 2008 and having an expiration date of August 18, 2013 (the “RWC $1.05 Warrants”), warrants to purchase 338,029 shares of Issuer’s Common Stock at $1.26 per share and exercisable as of August 18, 2008 and having an expiration date of August 18, 2013 (the “RWC $1.26 Warrants”) and warrants to purchase 169,015 shares of Issuer’s Common Stock at $1.47 per share and exercisable as of August 18, 2008 and having an expiration date of August 18, 2013 (the “RWC $1.47 Warrants”, and collectively with the RWC $1.05 Warrants and the RWC $1.26 Warrants, the “RWC Warrants”) as part of the Incentive Payment.

The Issuer issued 16,667 shares of Common Stock to each of Quercus Management Group NV (“QMG”), a wholly-owned entity of QAT Investments and Amelia, for acting as co-placement agents in the Issuer’s private offering of securities (the “Offering”).  Additionally, and as part of QMG’s compensation for acting as placement agent in the Offering, QMG was to be issued warrants to purchase Issuer’s Common Stock; however, through a contractual arrangement with QAT Investments, QAT Investments was issued the warrants to which QMG was entitled.  As such, QAT Investments was issued warrants to purchase 357,172 shares of Issuer’s Common Stock at $1.05 per share and exercisable as of August 18, 2008 and having an expiration date of August 18, 2013 (the “QAT $1.05 Warrants”), warrants to purchase 357,172 shares of Issuer’s Common Stock at $1.26 per share and exercisable as of August 18, 2008 and having an expiration date of August 18, 2013 (the “QAT $1.26 Warrants”) and warrants to purchase 178,586 shares of Issuer’s Common Stock at $1.47 per share and exercisable as of August 18, 2008 and having an expiration date of August 18, 2013 (the “QAT $1.47 Warrants”, and collectively with the QAT $1.05 Warrants and the QAT $1.26 Warrants, the “QAT Warrants”).  Additionally, Amelia received warrants to purchase 347,587 shares of Issuer’s Common Stock at $1.05 per share and exercisable as of August 18, 2008 and having an expiration date of August 18, 2013 (the “Amelia $1.05 Warrants”), warrants to purchase 347,587 shares of Issuer’s Common Stock at $1.26 per share and exercisable as of August 18, 2008 and having an expiration date of August 18, 2013 (the “Amelia $1.26 Warrants”) and warrants to purchase 173,794 shares of Issuer’s Common Stock at $1.47 per share and exercisable as of August 18, 2008 and having an expiration date of August 18, 2013 (the “Amelia $1.47 Warrants”, and collectively with the Amelia $1.05 Warrants and the Amelia $1.26 Warrants, the “Amelia Warrants”).

Pursuant to restricted stock agreements between the Issuer and Johan Dejager, a member of the Board, and the Issuer and Reporting Person, a member of the Board, each of Mr. Dejager and Reporting Person were entitled to 500,000 restricted shares of Issuer’s Common Stock (the “RSA Shares”).  The RSA Shares (aggregate of 1,000,000) were issued directly to QAT Investments pursuant to an agreement authorizing such action by and among Mr. Dejager, Reporting Person and QAT Investments.

On March 26, 2009, QAT Investments was issued 34,000 shares of Common Stock QMG was to receive in lieu of a certain cash payment owed to QMG pursuant to the placement agent agreement relating to the Offering.  The preceding shares were issued to QAT Investments pursuant to an agreement by and between QAT Investments and QMG.  In addition, RWC was issued 742,000 shares of Common Stock in lieu of the cash portion of the Incentive Payment of $451,915.  On March 30, 2009 Amelia was issued 33,000 shares of Common Stock in lieu of a certain cash payment owed to Amelia pursuant to the placement agent agreement relating to the Offering.

Item 4.	Purpose of Transaction

Reporting Person has no current intent, plans or proposals to effectuate any of the items described in (a) through (j).

Item 5.	Interest in Securities

a.
As of March 26, 2009, the Issuer has approximately 51,749,445 shares of Common Stock issued and outstanding, of which Reporting Person beneficially owns 31,767,268 shares of Common Stock, consisting of (i) 1,401,616 shares owned by QAT Investments, (ii) 357,172 shares of common stock issuable upon the exercise of the QAT $1.05 Warrants, (ii) 357,172 shares of common stock issuable upon the exercise of the QAT $1.26 Warrants, (iv) 178,586 shares of common stock issuable upon the exercise of the QAT $1.47 Warrants, (v) 27,343,014 shares owned by RWC, (vi) 338,029 shares of Common Stock issuable upon the exercise of the RWC $1.05 Warrants (vii) 338,029 shares of Common Stock issuable upon the exercise of the RWC $1.26 Warrants (viii) 169,015 shares of Common Stock issuable upon exercise of the RWC $1.47 Warrants, (ix) 399,001 shares of Common Stock owned by Amelia, (x) 347,587 shares of Common Stock issuable upon exercise of the Amelia $1.05 Warrants, (xi) 347,587 shares of Common Stock issuable upon exercise of the Amelia $1.26 Warrants, (xii) 173,794 shares of Common Stock issuable upon exercise of the Amelia $1.47 Warrants and (xiii) 16,667 shares owned by QMG, representing 58.4% of Issuer’s Common Stock that would be outstanding upon conversion of the RWC Warrants, QAT Warrants and Amelia Warrants.[1]

b.
Reporting Person has sole power to vote or direct to vote 0 shares of Common Stock, shared power to vote or to direct to vote the 1,401,616 shares of Issuer’s Common Stock owned by QAT Investments, the 357,172 shares underlying the QAT $1.05 Warrants, the 357,172 shares underlying the QAT $1.26 Warrants, the 178,586 shares underlying the QAT $1.47 Warrants, the 27,343,014 shares of Issuer’s Common Stock owned by RWC, the 338,029 shares underlying the RWC $1.05 Warrants, the 338,029 shares underlying the RWC $1.26 Warrants the 169,015 shares underlying the RWC $1.47 Warrants, the 399,001 shares of Issuer’s Common Stock owned by Amelia, the 347,587 shares underlying the Amelia $1.05 Warrants, the 347,587 shares underlying the Amelia $1.26 Warrants, the 173,794 shares underlying the Amelia $1.47 Warrants and the 16,667 shares of Issuer’s Common Stock held by QMG, sole power to dispose or to direct the disposition of 0 shares of Issuer’s Common Stock and shared power to dispose or direct the disposition of the 1,401,616 shares of Issuer’s Common Stock owned by QAT Investments, the 357,172 shares underlying the QAT $1.05 Warrants, the 357,172 shares underlying the QAT $1.26 Warrants, the 178,586 shares underlying the QAT $1.47 Warrants, the 27,343,014 shares of Issuer’s Common Stock owned by RWC, the 338,029 shares underlying the RWC $1.05 Warrants, the 338,029 shares underlying the RWC $1.26 Warrants the 169,015 shares underlying the RWC $1.47 Warrants, the 399,001 shares of Issuer’s Common Stock owned by Amelia, the 347,587 shares underlying the Amelia $1.05 Warrants, the 347,587 shares underlying the Amelia $1.26 Warrants, the 173,794 shares underlying the Amelia $1.47 Warrants and the 16,667 shares of Common Stock owned by QMG.

1 Reporting Person disclaims beneficial ownership of the shares owned by QAT Investments, RWC, QMG, Amelia, the RWC Warrants, the QAT Warrants and the Amelia Warrants.

c.	Reporting Person has not made any purchases in the open market during the previous sixty (60) days.

d.	None

e.	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2009

/s/ Yves van Sante
Name: Yves van Sante

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)